UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2018

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Press Release, dated November 5, 2018	1

Results at September 30, 2018

Bioscience Division revenues drive
operational growth to 9.6% in the third quarter and boost net profits to Euros 468 million

•            Grifols’ revenues grow by 7.9% cc(1) to Euros 3,264 million, driven by strong third-quarter sales and growth in all divisions and regions

•            The Bioscience Division reports Euros 2,596 million (7.6%(2) cc) in revenues for the first nine months of 2018 amid higher demand for the main plasma proteins, with 9.5% cc growth in the third quarter

•            The Diagnostic Division achieves Euros 518 million in revenues (1.9%(2) cc), while Hospital Division revenues grow to Euros 86 million (18.4%(2) cc). Bio Supplies revenues total Euros 77 million

•            Underlying EBITDA(3) totals Euros 939 million, with an EBITDA(3) margin of 29.0% of revenues

•            Net profits increase by 8.5% to Euros 468 million

•            Grifols presented top-line results at the “Clinical Trials on Alzheimer’s Disease” (CTAD) and demonstrated a significant reduction in the progression of moderate Alzheimer’s disease using its AMBAR (Alzheimer Management by Albumin Replacement) treatment protocol. The results of AMBAR represent a major step forward in the treatment of Alzheimer Disease

Barcelona, November 5, 2018.- Grifols’ (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS) revenues grew to Euros 3,263.9 million over the first nine months of 2018, with operational growth increasing by 7.9% cc or 0.4% when taking into account exchange rate variations. The company reported stronger revenues in the third quarter, which grew by 9.6% cc and 8.1%, taking into account exchange rate variations. Stronger demand of main plasma-derived products in the Bioscience Division were the driving force behind this upswing.

The Bioscience Division continues to serve as Grifols’ primary engine of growth. Particularly noteworthy in the third quarter were higher sales volumes of immunoglobulin, albumin and alpha-1 antitrypsin, and a positive price impact of the main plasma proteins. The division

(1)  Operational or constant currency (cc) excludes exchange rate variations.

(2)  Comparable revenues considering intersegment sales.

(3)  Underlying EBITDA excludes the impact of Haema plasma sales to third parties.

boost its revenues by 7.6%(2) cc from January to September to Euros 2.596.3 million (-0.1%(2) taking into account exchange rate variations).

The Diagnostic Division revenues totaled Euros 517.7 million, increasing by 1.9%(2) cc (-4.9%(2) considering exchange rate variations). The increase in sales was led by the transfusional medicine business, which includes NAT virus-screening technology (Procleix® NAT Solutions), blood-typing systems and the manufacture of antigens for immunoassays.

The Hospital Division sales grew to Euros 85.7 million, an 18.4%(2) cc increase compared to the same period last year (14.6%(2) taking into account exchange rate variations). The division continued to report strong sales in all of its business lines, especially its Pharmatech and IV solutions portfolios in the U.S. market.

The Bio Supplies Division reported revenues of Euros 77.0 million, an increase of 72.4%(2) cc (61.4%(2) taking into account exchange rate variations). Third-quarter revenues included Euros 20.7 million stemming from Haema’s third party plasma sales for the first time, in accordance with contracts in place prior to the acquisition.

Underlying EBITDA(3) totaled Euros 939.0 million, representing a 29.0% margin over revenues. The company continues to absorb the impact of higher raw-material costs, in line with its strategic plan to increase its plasma supply both organically and through acquisitions.

In the third quarter of 2018, Grifols acquired 24 donation centers in the United States from Biotest as part of its plasma-center expansion strategy. The acquisition reinforces Grifols’ leadership position in plasma donation centers, which now include 250 centers in total, 215 in the United States and 35 in Europe.

Net R+D+i investments grew by 4.7% compared to the same period last year to Euros 199.5 million, including in-house and external research initiatives.

Grifols’ financial result improved by 12.4% to Euros 180.3 million. In the second quarter 2018, Grifols divested in TiGenix resulting in a gain of EUR 32.0 million.

The effective tax rate remained stable at 20%.

Net profit rose by 8.5% to Euros 468.3 million, representing 14.3% of revenues.

The remarkable capital investments to continue support growth accomplished during the year 2018 made that the company’s net financial debt was Euros 5,781.4 million and the net debt ratio to EBITDA was 4.58x (4.47x cc) at the close of the third quarter.

Effective financial management, including the reduction of debt levels and maintaining a robust liquidity position, continues to be one of the company’s strategic priorities.

Grifols’ ongoing solid operating cash flow generation, which exceeded Euros 408 million for the first nine months of 2018, provides the necessary solvency to meet scheduled growth projects.

As of September 30, 2018, Grifols had Euros 582 million in cash and more than Euros 400 million in undrawn lines of credit, attaining a liquidity position of Euros 1,000 million.

Key financial metrics at September 30, 2018:

In millions of euros except % and EPS	9M 2018	9M 2017	% Var
NET REVENUE (NR)	3,263.9	3,250.2	0.4%
EBITDA UNDERLYING (1)	939.4	960.9	(2.2)%
% NR	29.0%	29.6%
EBITDA REPORTED	939.4	960.9	(2.2)%
% NR	28.8%	29.6%
EBIT	773.0	802.5	(3.7)%
% NR	23.7%	24.7%
REPORTED GROUP PROFIT	468.3	431.8	8.5%
% NR	14.3%	13.3%
ADJUSTED(2) GROUP PROFIT	529.0	500.7	5.7%
% NR	16.2%	15.4%
CAPEX	162.5	186.2	(12.7)%
R&D NET INVESTMENT	209.9	201.6	4.1%
EARNINGS PER SHARE (EPS) REPORTED	0.69	0.63	8.5%

	September 2018		December 2017		% Var
TOTAL ASSETS	11,779.7		10,920.3		7.9%
TOTAL EQUITY	4,147.4		3,634.0		14.1%
CASH & CASH EQUIVALENTS	582.0		886.5		(34.3)%
LEVERAGE RATIO	4.58/(4.47cc)	(3)	3.96/(4.34 cc)	(3)

(1)   Excludes the impact of plasma sold to third parties

(2)   Excludes non-recurring items and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

(3)   Constant currency (cc) excludes the impact of exchange rate movements

PERFORMANCE OF GRIFOLS DIVISIONS

Bioscience Division: Solid growth of the main plasma proteins

Revenues increased by 7.6%(2) cc (-0.1%(2) taking into account exchange rate variations) to Euros 2,596.3 million. This uptick in sales was driven by strong demand for the main plasma proteins (immunoglobulin, albumin and alpha-1 antitrypsin) and a positive price impact, especially for immunoglobulin.

Immunoglobulin demand remains very strong in all regions, especially in the United States and main European countries. Immunoglobulins are widely used in these markets to treat primary and, especially in secondary immunodeficiencies and neurological diseases like chronic inflammatory demyelinating polyneuropathy (CIPD).

The company remains committed to developing new formulations and indications. To this end, Grifols earned FDA approval for a new formulation of its intramuscular immunoglobulin GamaSTAN®, the only one approved in the U.S. for immediate protection against hepatitis A virus and measles. This approval marks an important milestone in the longstanding R+D of the company, a leader in the field of post-exposure prophylaxis.

Albumin sales continue their strong upward trend, supported by China, several EU countries and the United States, where demand remains strong.

Alpha-1 antitrypsin revenues continue to grow. A solid strategic sales plan and increasing rates of diagnosis have led to greater market penetration in EU countries and the U.S., its main market.

Grifols remains committed to improving the diagnosis rate of alpha-1 antitrypsin deficiency and advancing its respiratory franchise through a broader portfolio of formulations and products. FDA approval of the only U.S.-manufactured liquid formulation of alpha-1 antitrypsin is testament to Grifols’ steadfast commitment to improving the treatment of patients worldwide. The company has already launched the new liquid formulation of alpha-1 Prolastin®-C Liquid.

Sales of factor VIII followed a trend seen in previous quarters of 2018, significantly declining as a result of lower use in patients with inhibitors. Grifols continues to position factor VIII as the best treatment to treat patients without inhibitors. Its efforts in this regard are focused primarily on the U.S. market.

Diagnostic Division: A broader NAT technology portfolio

Diagnostic Division revenues reached Euros 517.7 million, increasing by 1.9%(2) cc (-4.9%(2) taking exchange rate variations into account). Sales growth is primarily driven by Grifols transfusion medicine portfolio, that shows growth in all product lines: NAT technology sales (Procleix® NAT Solutions), used to screen blood and plasma donations for viruses; blood typing solutions and blood collection systems.

Growth of NAT technology predominantly derives from sales of the Procleix® Zika Virus assay in the U.S. The Procleix® Zika Virus assay for the detection of Zika virus RNA, already bearing the CE mark, has been used by U.S. blood banks since June 2016 under an IND (Investigational New Drug) protocol and has received FDA approval during third quarter 2018.

The assay adds to other recent FDA approvals which include the Procleix® Ultrio Elite and Procleix® WNV assays that enable blood centers to screen for HIV, hepatitis B and C, and the West Nile virus. All three assays are run on the proven, fully automated Procleix® Panther System. The Procleix® Babesia assay is also available on the Procleix® Panther System in the U.S. under an IND protocol.

Grifols blood typing solution product line is experiencing higher sales in U.S., Europe and Latin American countries. The product line includes analyzers (Wadiana®, Erytra® and Erytra-Eflexis®), gel cards (DG-Gel® cards) and reagents (red blood cells and antisera). Over 140 units of the Erytra-Eflexis® instrument have been sold since its launch a year ago.

Grifols ID CORE XT molecular in-vitro diagnostic test for blood group genotyping has received approval from the FDA. The test has been CE-IVD marked in Europe since 2014. The ID CORE XT kit will benefit patients who require ongoing transfusions including individuals with hemoglobinopathies such as sickle-cell disease (SCD) and thalassemia, as well as cancer patients.

Grifols continues to consolidate its sales of antigens to manufacture diagnostic immunoassays and to clear milestones related to relocating existing immunodiagnostic manufacturing operations to its new facility in Emeryville, California. Grifols has recently received FDA approval for the facility as well as for the production of an hepatitis C antigen in it. This new facility is dedicated to the production of recombinant proteins and designed for Grifols with room to grow with the needs of its current and future customers.

Hospital Division: Solid growth in the U.S.

Hospital Division revenues totaled Euros 85.7 million for the first nine months of 2018, compared to Euros 74.8 million reported in the same period last year. This increase represents 18.4%(2) cc growth (14.6%(2) including the impact of exchange rate variations).

In line with its strategic plan, Grifols continues to reinforce the division’s international expansion. The U.S. market grew, mainly thanks to higher sales of physiological saline solution, produced in the Murcia (Spain) plant, and its usage in Grifols’ network of plasma donation centers. The Pharmatech business also experienced an upturn in the United States and key Latin American countries. This business line offers integrated hospital-pharmacy solutions, including the products and services of the recently acquired firm, MedKeeper.

Bio Supplies Division: Stronger growth as a result of Kedrion manufacturing agreements and Haema plasma sales

This division oversees the sale of biological products for non-therapeutic use, revenues related to the manufacturing agreements with Kedrion, and Haema’s third-party plasma sales. The Kedrion agreement and Haema’s plasma sales collectively increased the division’s revenues to Euros 77.0 million for the first nine months of 2018, compared to Euros 47.7 million reported for the same period last year.

Revenues by division and region:

In thousands of euros	9M 2018	% of Net Revenues	9M 2017**	% of Net Revenues	% Var	% Var cc*

BIOSCIENCE	2,596,311	79.5%	2,598,890	80.0%	(0.1)%	7.6%
DIAGNOSTIC	517,738	15.9%	544,132	16.7%	(4.9)%	1.9%
HOSPITAL	85,741	2.6%	74,825	2.3%	14.6%	18.4%
BIO SUPPLIES	77,001	2.4%	47,703	1.5%	61.4%	72.4%
OTHERS	17,717	0.5%	11,098	0.3%	59.6%	71.7%
INTERSEGMENTS	(30,590)	(0.9)%	(26,465)	(0.8)%	15.6%	24.7%
TOTAL	3,263,918	100.0%	3,250,183	100.0%	0.4%	7.9%

* Constant currency (cc) excludes the impact of exchange rate movements

** Comparable revenues considering intersegment sales

In thousands of euros	9M 2018	% of Net Revenues	9M 2017	% of Net Revenues	% Var	% Var cc*
US + CANADA	2,173,657	66.6%	2,216,814	68.2%	(1.9)%	6.8%
EU	571,270	17.5%	505,609	15.6%	13.0%	13.2%
ROW	518,991	15.9%	527,760	16.2%	(1.7)%	7.4%
TOTAL	3,263,918	100.0%	3,250,183	100.0%	0.4%	7.9%

* Constant currency (cc) excludes the impact of exchange rate movements

THIRD QUARTER 2018

Operational revenues grow by 9.6%, led by the Bioscience Division

Grifols’ total revenues amounted to Euros 1,143.8 million, representing 9.6% cc operational growth (8.1% taking into account exchange rate variations). Sales have grown in all divisions and regions where the company operates.

The Bioscience Division was the main catalyst of Grifols’ revenue growth, increasing its sales by 9.5%(2) cc (8.0%(2) considering exchange rate variations) to Euros 906.4 million. Demand for immunoglobulin and alpha-1 antitrypsin in the U.S. and the EU remains solid. The division also noted higher sales of albumin, particularly in China, the U.S. and Europe.

Diagnostic Division revenues totaled Euros 178.3 million (1.1%(2) cc and -0.5%(2)), while the Hospital Division also showed strong results, confirming the success of its internationalization strategy. The Bio Supplies Division generated Euros 36.9 million in sales (137.2%(2) cc and 135.9%(2)), with growth predominantly derived from third-party plasma sales following the Haema acquisition.

Sales remained strong in the main EU countries (20.8% cc and 20.8%), with Euros 202.1 million in revenues. Sales in the U.S. and Canada grew by 6.4% cc and 5.3%, respectively, to Euros 761.1 million. Revenues in the rest of the world (ROW) grew by 12.4% cc (7.7%), reaching Euros 180.6 million.

Revenues by division and region:

In thousands of euros	3Q 2018	% of Net Revenues	3Q 2017**	% of Net Revenues	% Var	% Var cc*

BIOSCIENCE	906,436	79.2%	839,038	79.3%	8.0%	9.5%
DIAGNOSTIC	178,306	15.6%	179,118	16.9%	(0.5)%	1.1%
HOSPITAL	27,007	2.4%	24,215	2.3%	11.5%	13.5%
BIO SUPPLIES	36,877	3.2%	15,631	1.5%	135.9%	137.2%
OTHERS	6,139	0.5%	9,491	0.9%	(35.3)%	(34.9)%
INTERSEGMENTS	(10,965)	(0.9)%	(9,757)	(0.9)%	12.4%	13.9%
TOTAL	1,143,800	100.0%	1,057,736	100.0%	8.1%	9.6%

* Constant currency (cc) excludes the impact of exchange rate movements

** Comparable revenues considering intersegment sales

In thousands of euros	3Q 2018	% of Net Revenues	3Q 2017	% of Net Revenues	% Var	% Var cc*
US + CANADA	761,115	66.5%	722,683	68.3%	5.3%	6.4%
EU	202,063	17.7%	167,321	15.8%	20.8%	20.8%
ROW	180,622	15.8%	167,732	15.9%	7.7%	12.4%
TOTAL	1,143,800	100.0%	1,057,736	100.0%	8.1%	9.6%

* Constant currency (cc) excludes the impact of exchange rate movements

INVESTMENT ACTIVITIES: ACQUISITIONS, CAPEX AND R+D+i

Acquisition of 24 Biotest plasma centers

Grifols acquired 24 U.S. plasma collection centers, in addition to two centers under construction and other assets from Biotest as part of its efforts to expand and diversify its plasma supply. The transaction cost was USD 286 million (Euros 244 million), which the company financed with its own resources.

These newly acquired donation centers are all licensed by the FDA and European health authorities. In 2017, these centers collected approximately 850,000 liters of plasma.

Capital investments (CAPEX)

Grifols invested Euros 162.5 million over the first nine months of the year as part of its on-going efforts to enhance and expand the production facilities of its four divisions. Capital investments continue as outlined in the 2016-2020 Capital Investment Plan, endowed with Euros 1,200 million to enable the company’s long-term sustainable growth.

Among the most notable developments was the FDA approval for the new production plant in Emeryville, California (USA), dedicated to the production of recombinant proteins. Grifols plans on submitting five additional FDA applications by the end of the year to relocate the manufacture of other products to this new location. Once the transition has been finalized, by mid-year 2019, Grifols will have transferred 21 products to the new installations.

R+D+i: An important step forward in the fight against Alzheimer’s

Grifols allocated a total of Euros 199.5 million to R+D+i, including both in-house and external projects, over the first nine months of 2018. These investments represent a 4.7% increase compared to the same period last year.

Grifols unveiled phase IIb/III results of the AMBAR trial (Alzheimer Management By Albumin Replacement) to treat Alzheimer’s disease (AD) at the 11th Clinical Trials on Alzheimer’s Disease (CTAD) Congress, held in October in Barcelona.

AMBAR is an international, multicenter, randomized blinded and placebo controlled, parallel group clinical trial that enrolled mild and moderate Alzheimer patients from 41 Treatment Centers in Europe and the United States. The study was designed to evaluate the efficacy and safety of short-term plasma exchange followed by long-term plasmapheresis with infusion of Human Albumin combined with intravenous immunoglobulin in patients with mild and moderate AD.

Results analyzed two primary efficacy endpoints as measured by the Alzheimer’s Disease Assessment Scale-cognitive (ADAS-Cog) and the Alzheimer’s Disease Cooperative Study — Activities of Daily Living (ADCS-ADL) scales.

These results mark an important milestone in Grifols’ 15 years of research on Alzheimer’s disease and encourage the company to continue its research efforts on the benefits of plasma exchange with Grifols albumin as a treatment against AD.

ABOUT THE AMBAR STUDY: all of the information published on the results of the AMBAR clinical trial is available on the Grifols website.

ABOUT GRIFOLS FINANCIAL INFORMATION: the financial information for January-September 2018 included in this report forms part of the financial information published by the company. All documents are available on the Grifols website: www.grifols.com

Investors’ contact:

Investor Relations Department

inversores@grifols.com - investors@grifols.com

Phone number: +34 93 571 02 21

Media contact:

Raquel Lumbreras	raquel_lumbreras@duomocomunicacion.com
Borja Gómez	borja_gomez@duomocomunicacion.com

Duomo Comunicación - Grifols Press Office

Phone number: +34 91 311 92 89 - +34 91 311 92 90

About Grifols

Grifols is a global healthcare company with more than 75 years of legacy dedicated to improving the health and well-being of people around the world. Grifols produces essential plasma-derived medicines for patients, and provides hospitals and healthcare professionals with the tools, information and services they need to help them deliver expert medical care.

Grifols’ three main divisions — Bioscience, Diagnostic and Hospital — develop, produce and market innovative products and services that are available in more than 100 countries.

With a network of 250 plasma donation centers, Grifols is a leading producer of plasma-derived medicines used to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of diagnostic products designed to support safety from donation through transfusion. The Hospital Division provides intravenous (IV) therapies, clinical nutrition products and hospital pharmacy systems, including systems that automate drug compounding and control drug inventory.

Grifols is headquartered in Barcelona, Spain, and has 20,000 employees in 30 countries.

In 2017, sales exceeded 4,300 million euros. Grifols demonstrates its strong commitment to advancing healthcare by allocating a significant portion of its annual income to research, development and innovation.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the US NASDAQ via ADRs (NASDAQ:GRFS).

For more information, visit www.grifols.com

PROFIT AND LOSS ACCOUNT

In thousands of euros	9M 2018	9M 2017	% Var
NET REVENUE (NR)	3,263,918	3,250,183	0.4%
COST OF SALES	(1,732,396)	(1,615,638)	7.2%
GROSS MARGIN	1,531,522	1,634,545	(6.3)%
% NR	46.9%	50.3%
R&D	(170,481)	(181,884)	(6.3)%
SG&A	(588,032)	(650,161)	(9.6)%
OPERATING EXPENSES	(758,513)	(832,045)	(8.8)%
OPERATING RESULT (EBIT)	773,009	802,500	(3.7)%
% NR	23.7%	24.7%
FINANCIAL RESULT	(180,330)	(205,821)	(12.4)%
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES	(7,943)	(6,639)	19.6%
PROFIT BEFORE TAX	584,736	590,040	(0.9)%
% NR	17.9%	18.2%
INCOME TAX EXPENSE	(118,247)	(159,310)	(25.8)%
% OF PRE-TAX INCOME	20.2%	27.0%
CONSOLIDATED PROFIT FOR THE YEAR	466,489	430,730	8.3%
RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(1,808)	(1,033)	75.0%
GROUP PROFIT FOR THE PERIOD	468,297	431,763	8.5%
% NR	14.3%	13.3%

In millions of euros	9M 2018	9M 2017	% Var
REPORTED GROUP PROFIT	468.3	431.8	8.5%
% NR	14.3%	13.3%
Amortization of deferred financial expenses	42.2	45.2	(6.6)%
Amortization of intangible assets acquired in business combinations	33.6	27.4	22.6%
Non-recurring items and associated with recent acquisitions	—	21.8
Tax impacts of amortization adjustments	(15.1)	(25.5)	(40.8)%
ADJUSTED(1) GROUP NET PROFIT	529.0	500.7	5.7%
% NR	16.2%	15.4%

(1)  Excludes non-recurring items and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

CASH FLOW

In thousands of euros	9M 2018	9M 2017
REPORTED GROUP PROFIT	468,297	431,763
DEPRECIATION AND AMORTIZATION	166,366	158,359
NET PROVISIONS	(24,253)	145
OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL	(1,857)	60,580
CHANGES IN INVENTORIES	(181,302)	(108,411)
CHANGES IN TRADE RECEIVABLES	(14,815)	69,198
CHANGES IN TRADE PAYABLES	(3,690)	(41,062)
CHANGE IN OPERATING WORKING CAPITAL	(199,807)	(80,275)
NET CASH FLOW FROM OPERATING ACTIVITIES	408,746	570,572
BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES	(508,588)	(1,856,491)
CAPEX	(162,493)	(186,206)
R&D/OTHER INTANGIBLE ASSETS	(40,966)	(25,564)
OTHER CASH INFLOW / (OUTFLOW)	51,305	8,436
NET CASH FLOW FROM INVESTING ACTIVITIES	(660,742)	(2,059,825)
FREE CASH FLOW	(251,996)	(1,489,253)
ISSUE / (REPAYMENT) OF DEBT	57,798	1,745,865
DIVIDENDS (PAID) / RECEIVED	(139,036)	(95,274)
OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	(614)	(154,542)
NET CASH FLOW FROM FINANCING ACTIVITIES	(81,852)	1,496,049
TOTAL CASH FLOW	(333,848)	6,796
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	886,521	895,009
EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS	29,335	(86,690)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	582,008	815,115

BALANCE SHEET

ASSETS

In thousands of euros	September 2018	December 2017
NON-CURRENT ASSETS	8,755,299	7,974,948
GOODWILL AND OTHER INTANGIBLE ASSETS	6,580,700	5,859,840
PROPERTY PLANT & EQUIPMENT	1,868,809	1,760,053
INVESTMENTS IN EQUITY ACCOUNTED INVESTEES	225,194	219,009
NON-CURRENT FINANCIAL ASSETS	13,310	69,889
OTHER NON-CURRENT ASSETS	67,286	66,157
CURRENT ASSETS	3,024,376	2,945,316
INVENTORIES	1,864,195	1,629,293
TRADE AND OTHER RECEIVABLES	462,839	386,410
OTHER CURRENT FINANCIAL ASSETS	51,392	10,738
OTHER CURRENT ASSETS	63,942	32,354
CASH AND CASH EQUIVALENTS	582,008	886,521
TOTAL ASSETS	11,779,675	10,920,264

EQUITY AND LIABILITIES

In thousands of euros	September 2018	December 2017
EQUITY	4,147,370	3,633,965
CAPITAL	119,604	119,604
SHARE PREMIUM	910,728	910,728
RESERVES	2,447,892	2,027,648
TREASURY STOCK	(55,441)	(62,422)
INTERIM DIVIDENDS	0	(122,986)
CURRENT YEAR EARNINGS	468,297	662,700
OTHER COMPREHENSIVE INCOME	253,946	93,807
NON-CONTROLLING INTERESTS	2,344	4,886
NON-CURRENT LIABILITIES	6,545,885	6,308,312
NON-CURRENT FINANCIAL LIABILITIES	6,115,858	5,901,815
OTHER NON-CURRENT LIABILITIES	430,027	406,497
CURRENT LIABILITIES	1,086,420	977,987
CURRENT FINANCIAL LIABILITIES	247,568	155,070
OTHER CURRENT LIABILITIES	838,852	822,917
TOTAL EQUITY AND LIABILITIES	11,779,675	10,920,264

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”,

“should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date:  November 5, 2018